UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2006

B B HOLDINGS LIMITED

(Translation of registrant’s name into English)

60 Market Square, P.O. Box 1764, Belize City, Belize

(Address of principal executive offices)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

B B HOLDINGS LIMITED

Date: January 30, 2006	By:	/s/ P.T. OSBORNE
Philip T. Osborne
Company Secretary

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Press Release

FOR IMMEDIATE RELEASE

BB HOLDINGS LIMITED ANNOUNCES RESULTS FOR THE

THIRD QUARTER ENDED DECEMBER 31, 2005

Belize City, Belize, January 27, 2006 — BB Holdings Limited (NASDAQ: BBHL, London: BBHL) (“BB Holdings”) reported revenue of $208.5m (2004 — $197.4m) and income from continuing operations of $10.2m (2004 — $9.8m) for the quarter ended December 31, 2005, the third quarter of fiscal 2006. Earnings per share from continuing operations for the quarter ended December 31, 2005 was $0.17 (2004 — $0.16).

For the nine months ended December 31, 2005, revenue was $611.6m (2004 — $589.2m) and income from continuing operations was $27.6m (2004 — $27.7m). Earnings per share from continuing operations for the nine months ended December 31, 2005 was $0.46 (2004 — $0.46).

Commenting on corporate performance, Chairman, Lord Ashcroft, KCMG, said:

“OneSource is consistently meeting its revenue objectives and produced a satisfactory set of results. Successful customer retention efforts were complemented by the addition of several new contract wins and the expansion of existing relationships with some of our largest clients.

“As the leading and largest banking institution in Belize, the Belize Bank continues to build on its strengths. The Bank enjoyed solid loan portfolio growth and made a strong contribution to the company’s net income for the quarter.

“Profitable growth and improving efficiency remain top priorities. Management in both divisions remains firmly focused on developing cost-effective and high quality service solutions while also controlling costs.”

Third Quarter Operational Review

Facilities Services

The Facilities Services division reported operating income for the quarter ended December 31, 2005 of $2.6m (2004 — $3.0m) on revenues of $208.5m (2004 — $197.4m). Operating income for the nine months ended December 31, 2005 amounted to $7.3m (2004 — $6.9m) on revenues of $611.6m (2004 — $589.2m).

OneSource met performance objectives for the nine months ended December 31, 2005. OneSource continues to pursue its strategy of customer retention and expansion coupled with new business development as well as conducting ongoing reevaluation of clients’ needs across its local and national customer portfolios to further develop client relationships and service offerings . Efforts in these areas resulted in more than twenty-five major contract wins and renewals during the third quarter in addition to the expansion of services with three of the top fifty customers.

Management continues its focus on overall cost controls, driving efficiencies into back-office environments and further advancing client-focused programs designed to deliver quality assurance and reliability.

Financial Services

Financial Services reported a strong performance for the quarter ended December 31, 2005 with operating income amounting to $8.4m (2004 — $7.7m). In the nine-month period ended December 31, 2005, operating income increased by 6.7 percent to $23.9m (2004 — $22.4m). The results reflect a 11.6 percent increase in net interest income driven by an 5.5 percent increase in the average loan portfolio.

Discontinued Operations

In August 2005, the company completed the demerger of its United Kingdom and Ireland businesses into Carlisle Group Limited, a Belizean company listed on the Alternative Investment Market in London. As a consequence of the demerger, the consolidated net income of the demerged company for the period up to the date of the demerger, amounting to $2.3m (2004—$3.7m), has been reclassified and included as income from discontinued operations in the summarized consolidated statements of income for the nine month period ended December 31, 2005.

Background Information

Through its OneSource brand, BB Holdings is a leader in the outsourced facilities services sector in the US and provides janitorial, landscaping, general repair and maintenance and other specialized services for more than 10,000 commercial, institutional and industrial accounts. Through the Belize Bank, the company is the largest, full service commercial and retail banking operation in Belize with a head office in Belize City and twelve branches extending into each of the six regions of Belize. The principal operations of the bank are commercial lending, consumer lending, deposit-taking and related banking activities

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Forward Looking Statements

Certain statements in this press release constitute “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. In particular, statements contained herein regarding the consummation and benefits of future acquisitions, as well as expectations with respect to future revenues, operating efficiencies, net income and business expansion, are subject to known and unknown risks, uncertainties and contingencies, many of which are beyond the control of BB Holdings, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Factors that might affect such forward looking statements include among others, overall economic and business conditions, the demand for BB Holding’s services, competitive factors, regulatory approvals and the uncertainty of consummation of future acquisitions. Additional factors which may affect BB Holdings’ businesses and performance are set forth in submissions by BB Holdings Limited with the United States Securities and Exchange Commission, (the SEC), which are available without charge from the SEC at www.sec.gov.

For further information contact:

Makinson Cowell	BB Holdings Limited
+1 (212) 994 9044	UK +44 (0)20 7248 6700
Belize +501 227 7178

Note: This and other press releases are available at the Company’s web site: http://www.bbholdingslimited.com.

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BB Holdings Limited

Financial Information

Summarized Consolidated Statements of Income (unaudited)

US dollars in millions except per share data

	3 months ended December 31, 2005	3 months ended December 31, 2004	9 months ended December 31, 2005	9 months ended December 31, 2004
Net sales
Facilities Services	208.5	197.4	611.6	589.2

Total net sales	208.5	197.4	611.6	589.2

Operating income
Facilities Services	2.6	3.0	7.3	6.9
Financial Services	8.4	7.7	23.9	22.4
Corporate expenses	(1.1)	(0.9)	(5.5)	(2.8)

Total operating income	9.9	9.8	25.7	26.5

Associates	1.9	1.1	5.8	3.6
Net interest expense	(0.9)	(0.2)	(1.4)	(0.3)

Income before income taxes	10.9	10.7	30.1	29.8
Income taxes	(0.1)	(0.3)	(0.7)	(0.7)

Income after income taxes	10.8	10.4	29.4	29.1
Minority interests	(0.6)	(0.6)	(1.8)	(1.4)

Income from continuing operations	10.2	9.8	27.6	27.7
Income from discontinued operations	—	1.1	2.3	3.7

Net income	10.2	10.9	29.9	31.4

Earnings per ordinary share:

Basic and fully diluted
Continuing operations	$0.17	$0.16	$0.46	$0.46
Discontinued operations	—	$0.02	$0.04	$0.06
Net income	$0.17	$0.18	$0.50	$0.52

Number of shares – basic	60.2m	60.4m	60.1m	60.4m
Number of shares – diluted	60.9m	61.0m	60.7m	60.9m

Ends

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